UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Emmaus Life Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29137P109

(CUSIP Number)

Yutaka Niihara, M.D., MPH

21250 Hawthorne Boulevard, Suite 800

Torrance, CA 90503

(310) 214-0065

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29137P109

1.	Name of reporting person.

Yutaka Niihara, M.D., MPH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(A)	☒

	(B)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,647,563 (1)

	8.	Shared Voting Power	9,529,711 (2)

	9.	Sole Dispositive Power	1,647,563 (1)

	10.	Shared Dispositive Power	9,529,711 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,177,274

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	37.7% (3)

14.	Type of Reporting Person (See Instructions)
IN

(1) Consists of (a) 44,229 shares of Common Stock for which Dr. Niihara is custodian and of which he may be deemed the indirect beneficial owner since he has sole voting and investment control over the shares, (b) 55,556 shares owned by Hope Hospice and of which Dr. Niihara is the chief executive officer and may be deemed the indirect beneficial owner since he has sole voting and investment power over the shares, (c) 1,000,000 shares underlying warrants to purchase shares of Common Stock, and (d) 527,778 shares underlying stock options.

(2) Represents 9,529,711 shares of Common Stock held jointly by Yutaka Niihara and his spouse, Soomi Niihara.

(3) Based on 28,093,848 shares of Common Stock outstanding as of March 20, 2015.

1

CUSIP No.	29137P109

1.	Name of reporting person.

Soomi Niihara

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(A)	☒

	(B)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization	U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0

	8.	Shared Voting Power	9,529,711 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	9,529,711 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	9,529,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)	33.9% (2)

14.	Type of Reporting Person (See Instructions)
IN

(1) Represents 9,529,711 shares of Common Stock held jointly by Soomi Niihara and her spouse, Yutaka Niihara.
(2) Based on 28,093,848 shares of Common Stock outstanding as of March 20, 2015.

2

This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D filed on May 6, 2011, as amended by Amendments No. 1 and 2 filed on April 23, 2015 and April 27, 2015, respectively (as so amended, the “Amended Schedule 13D”), by Dr. Yutaka Niihara and his spouse, Soomi Niihara (each, a “Reporting Person” and, jointly, the “Reporting Persons”), with respect to the common stock, $0.001 par value (“Common Stock”), of Emmaus Sciences, Inc., formerly known as Emmaus Holdings, Inc. (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by the following information:

Solicitation of Stockholder Consents

As previously reported, on April 23, 2015, Dr. Niihara submitted written personal and confidential consent solicitation materials to selected stockholders of the Issuer in connection with his solicitation of the stockholders’ written consents to the following proposals:

•	The adoption of Amendment No. 2 to the Issuer’s bylaws to: (i) expressly provide that the “advance notice” restrictions and other director qualifications that apply to the nomination and election of directors at stockholder meetings do not apply to the nomination and election of director candidates by written consent in lieu of a stockholder meeting; (ii) increase the size of the Issuer’s board of directors from seven directorships to fourteen directorships; and (iii) expressly provide that the stockholders may fill vacant and newly created directorships; and

•	Subject to approval of the foregoing proposal, the election as directors of seven director-candidates identified in the consent solicitation materials.

On April 24, 2015, Dr. Niihara received in response to his solicitation written consents of the holders of a majority of the outstanding shares of Common Stock, which consents have been submitted to the Issuer on Dr. Niihara’s behalf pursuant to Section 228 of the Delaware General Corporation Law, or DGCL. As a result, Dr. Niihara’s proposals described in the Amended Schedule 13D have been approved by the stockholders of the Issuer and are effective under the DGCL.

Dr. Niihara intends to propose to the board of directors of the Issuer that the board agree on a reduced slate of directors acceptable to the board, and that the board reduce its size to seven or nine directors. If the Issuer fails to recognize the election of the new directors, however, Dr. Niihara may have to resort to filing a legal proceeding in the Court of Chancery of the State of Delaware to confirm the effectiveness of the amendments to the Issuer’s bylaws and the election of the seven director-candidates and to confirm that such actions are permissible under the Agreement dated September 11, 2013, among the Issuer, Dr. Niihara, Sarissa Capital Management, L.P. and T. R. Winston & Company LLC, which is referred to herein as the “director designation agreement.”

The seven new directors and Dr. Niihara would constitute a majority of the board of directors of the Issuer. As such, the seven new directors and Dr. Niihara generally would be able to determine the outcome of any proposed future actions by the Issuer’s board if they were in unanimous agreement on such actions. Certain Issuer board actions, however, would continue to require unanimous director approval under the director designation agreement.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2015	By:	/s/ YUTAKA NIIHARA
Yutaka Niihara, M.D., MPH

	By:	/s/ SOOMI NIIHARA
Soomi Niihara